

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 5, 2013

Via E-mail
Herbjørn Hansson
Chief Executive Officer
Nordic American Tankers Limited
LOM Building
27 Reid Street
Hamilton HM 11
Bermuda

>   **Re: Nordic American Tankers Limited**
>   **Amendment No. 1 to Registration Statement on Form F-3**
>   **Filed June 28, 2013**
>   **Response dated August 23, 2013**
>   **File No. 333-187400**

Dear Mr. Hansson:

We have reviewed your response to our letter dated July 31, 2013 and have the following additional comment.

Exhibit 5.1

1. We note your response to prior comment 1. Please provide us with the legal basis for the proposed revised disclosure in either version of counsel's opinion included in your response letter. In doing so, please refer to the jurisdictional provisions of the federal securities laws and any applicable case law in support of the inclusion of this language. Please also have counsel explain to us why this language does not explicitly or implicitly limit and condition reliance by purchasers in the offering. Otherwise, please have counsel remove this language in the last paragraph of the opinion.

Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3469 with any questions you may have.

>   Sincerely,
>
>   /s/ Justin Dobbie
>
>   Justin Dobbie
>   Legal Branch Chief

cc: Gary J. Wolfe, Esq.
    Seward & Kissel